Exhibit B

Calculation of Filing Fee Table

Schedule TO

(Form Type)

PGIM Private Real Estate Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction	Fee	Amount of
	Valuation	Rate	Filing Fee
Fees to Be Paid	—		—
Fees Previously Paid	$4,296,880.39(1)	0.0001476	$12,683(1)
Total Transaction Valuation	$4,296,880.39(1)
Total Fees Due for Filing			$634.22(1)
Total Fees Previously Paid			$12,683(1)
Total Fee Offsets			$0.00
Net Fee Due			$0.00

(1)The amended transaction valuation is calculated as the estimated aggregate maximum purchase price of the Common Stock in connection with the Offer to Purchase, dated March 13, 2024. A fee of $12,683, based on an overestimated transaction valuation of $85,928,211.04, was previously paid in connection with the filing of the Schedule TO-I by PGIM Private Real Estate Fund, Inc. (File No. 811-23739) on March 13, 2024.